Huize Holding Limited

49/F, Building T1, Qianhai Financial Centre, Linhai Avenue

Qianhai Shenzhen-Hong Kong Cooperation Zone

Shenzhen 518000

People’s Republic of China

October 21, 2021 VIA EDGAR Mr. Robert Klein Mr. Marc Thomas Division of Corporation Finance Office of Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Huize Holding Limited
Form 20-F for the Fiscal Year Ended December 31, 2020
Filed on March 22, 2021
File No. 001-39216

Dear Mr. Klein and Mr. Thomas:

On behalf of our client, Huize Holding Limited (the “Company”), we set forth the below responses to the comments contained in the letter dated September 20, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2020 (the “2020 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2020 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2020

Part I, page 4

1.

At the onset of Part I, please revise to disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ADSs, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Securities and Exchange Commission

October 21, 2021

In response to the Staff’s comment, the Company proposes to add, at the onset of Part I, the disclosure substantially in the form below in its future Form 20-F filings, to disclose prominently that the Company conducts its operations through a VIE structure and the unique risks to investors involved:

“Huize Holding Limited is not an operating company but a Cayman Islands holding company with operations primarily conducted through contractual arrangements with our variable interest entity based in China. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in internet-based business and insurance brokerage business. Therefore, we operate such business in China through our variable interest entity, Shenzhen Huiye Tianze Investment Holding Co., Ltd., which we refer to as our VIE in this annual report, and its subsidiaries in China, and rely on contractual arrangements among our wholly foreign owned enterprise, or our WFOE, our VIE and its Shareholders to control the business operations of our VIE. Investors in our ADSs thus are not purchasing direct equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company.

Our corporate structure is subject to risks associated with our contractual arrangements with our VIE. Our Cayman Islands holding company that investors own equity interest in may never directly hold equity interests in the businesses that are conducted by our VIE. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. This would result in our VIE being deconsolidated, which would have a material effect on our operations and substantially diminish the value of the securities. Our holding company, our PRC subsidiary, our VIE and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIE and, consequently, significantly affect the financial performance of our VIE and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our class A common shares or our ADSs may decline significantly in value. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.””

Securities and Exchange Commission

October 21, 2021

2.

At the onset of Part I, please revise to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China and Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your Information of the Company section should address, but not necessarily be limited to, the risks highlighted in Part I.

In response to the Staff’s comment, the Company proposes to add, at the onset of Part I, the disclosure substantially in the form below in its future Form 20-F filings to disclose prominently the legal and operational risks associated with being based in China:

“We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of our VIE, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on or remain listed on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.””

3.

At the onset of Part I, please revise to clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Securities and Exchange Commission

October 21, 2021

In response to the Staff’s comment, the Company proposes to add, at the onset of Part I, the disclosure substantially in the form below in its future Form 20-F filings to clarify which entity it is referring to in different contexts:

“As used in this annual report, “Huize,” “we,” “us,” “our company” or “our” refers to Huize Holding Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, our VIE and its subsidiaries in China.”

The Company also proposes to add, as set out in its response to question 1 of the Staff’s comments, the following disclosure at the onset of its future 20-F filings, to clearly disclose the entity in which investors are purchasing their interest:

“Huize Holding Limited is not an operating company but a Cayman Islands holding company with operations primarily conducted through contractual arrangements with our variable interest entity based in China. PRC laws and regulations restrict and impose conditions on foreign direct investment in companies involved in internet-based business and insurance brokerage business. Therefore, we operate such business in China through our variable interest entity, Shenzhen Huiye Tianze Investment Holding Co., Ltd., which we refer to as our VIE in this annual report, and its subsidiaries in China, and rely on contractual arrangements among our WFOE, our VIE and its Shareholders to control the business operations of our VIE. Investors in our ADSs thus are not purchasing direct equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company.”

The Company further undertakes to refrain from using terms such as “we” or “our” when describing activities or functions of its VIE throughout its future 20-F filings.

Item 3. Key Information, page 4

4.

At the onset of Item 3, please revise to disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in the summary a diagram of the company’s corporate structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entities in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Securities and Exchange Commission

October 21, 2021

In response to the Staff’s comment, the Company proposes to add, at the onset of Part I, the disclosure substantially in the form below in its future Form 20-F filings to disclose clearly that the Company adopts a VIE structure and the risks and uncertainties it entails:

“Our Holding Company Structure and Contractual Arrangements with our VIE

Huize Holding Limited is a holding company with no material operations of its own. We conduct our operations primarily through our VIE and our VIE’s subsidiaries in China. Our internet-based insurance brokerage business in the PRC have been conducted through our VIE and its subsidiaries in order to comply with the PRC laws and regulations, which provides restrictions on foreign ownership of internet-based business and qualification requirements on foreign investors in the insurance brokerage business. Investors in our ADSs are not purchasing direct equity interest in our operating entities in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including power of attorney, equity pledge agreement, exclusive business cooperation agreement and exclusive option and equity custody areement, have been entered into by and among our WFOE, our VIE and its shareholders. In particular, through:

(i)

the power of attorney, pursuant to which each shareholder of our VIE irrevocably authorized our WFOE or any person designated by our WFOE to act as its attorney-in-fact to exercise all of its rights as a shareholder of our VIE, and the equity pledge agreement, pursuant to which the shareholders of the VIE have pledged the 100% equity interests in the VIE to our WFOE to guarantee performance by the shareholders of their obligations under the exclusive business cooperation agreement, exclusive option and equity custody agreement and power of attorney, we retain effective control over our VIE;

(ii)

the exclusive business cooperation agreement, pursuant to which our WFOE has the exclusive right to provide the VIE with comprehensive technology and business support as well as the relevant consultations services required by the business of the VIE, or to appoint a third party to provide the VIE with such services, we may receive substantially all economic benefits from our VIE; and

Securities and Exchange Commission

October 21, 2021

(iii)

the exclusive option and equity custody agreement, pursuant to which each of the shareholders of the VIE has irrevocably granted our WFOE an exclusive option to purchase, or have its designated third party to purchase, at its discretion, all or part of his or its equity interests in the VIE and/or the assets that our VIE holds at a nominal consideration or the lowest price permitted by applicable PRC law, we have the option to purchase the equity interest in and assets of our VIE at low cost.

For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIE and Its Shareholder.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE, and we may incur substantial costs to enforce the terms of the arrangements. Uncertainties in the PRC legal system may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with our VIE, and its shareholders for our operations in China, which may not be as effective as direct ownership in providing operational control,” and “—The directors of our VIE may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with our VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to insurance brokerage and the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “—Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance, business operations and financial results,” and “—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.””

Securities and Exchange Commission

October 21, 2021

The Company further proposes to include, early in Item 3, the organizational structure diagram as shown in Item 4. Information on the Company—C. Organizational Structure, which is substantially in the form of the diagram on page 81 of the 2020 Form 20-F, with necessary updates reflecting latest changes in the Company’s corporate structure close to its future Form 20-F filings.

5.

At the onset of Item 3, please revise to disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in your risk factor disclosure. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company proposes to add, at the onset of Item 3, the disclosure substantially in the form below in its future Form 20-F filings to disclose the risks that its corporate structure and being based in and having the majority of operations in China poses to investors:

Securities and Exchange Commission

October 21, 2021

“We are a Cayman Islands holding company with no equity ownership in our VIE and we conduct our operations in China primarily through (i) our VIE with which we have maintained contractual arrangements, and (ii) our VIE’s subsidiaries in China. Investors in our ADSs thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiary, our VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIE and, consequently, significantly affect the financial performance of our VIE and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.””

6.

Please revise to disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

In response to the Staff’s comment, the Company respectfully proposes to include in Item 3 the disclosure substantially in the form below in its future Form 20-F filings to disclose permissions required from Chinese authorities for its business operation and whether it has obtained all requisite permissions and whether any permissions have been denied:

Securities and Exchange Commission

October 21, 2021

“Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiary, our VIE and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiary, our VIE and its subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our VIE and its subsidiaries in the PRC, including, among others, the value-added telecommunications business operating license, the license to operate insurance brokerage business and the record-filing certificate on the graded protection of information system security. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to obtain, renew, or retain licenses, permits or approvals may affect our ability to conduct or expand our business” and “—We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiary, our VIE or its subsidiaries, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On July 10, 2021, the CAC publicly issued the Measures for Cybersecurity Censorship (Revised Draft for Comments), or the “Draft Measures” to collect public comments. According to the Draft Measures, the scope of cybersecurity reviews is extended to data processing operators engaging in data processing activities that affect or may affect national security. The Draft Measures further stipulate that operators of “critical information infrastructure” or data processors holding over one million users’ personal information shall apply with the CAC for a cybersecurity review before any public offering at a foreign stock exchange. The draft measures were released for public comment only, and there is still uncertainty regarding the Draft Measures as to its final content, its adoption timeline or effective date, its final interpretation and implementation, and other aspects. As these PRC laws, regulations and policies are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. The PRC government may adopt new measures that may affect the operations of our holding company, our VIE and its subsidiaries, or may exert more oversight and control over offerings conducted outside of China and foreign investment in China-based companies, and our holding company, our VIE and its subsidiaries may be subject to challenges brought by these new laws, regulations and policies. It is uncertain when and whether we will be required to obtain permission from the PRC authorities in the future, and even when such permission is obtained, it is uncertain whether it will be denied or rescinded. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval or other administration requirements of the CSRC, the CAC or other PRC governmental authorities may be required in connection with our offshore offering under PRC law.””

Securities and Exchange Commission

October 21, 2021

With regard to the last paragraph, the Company further undertakes to include appropriate disclosure of regulatory updates by the time it files its annual report on Form 20-F for the fiscal year ended December 31, 2021 and onwards.

7.

Please revise to provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Securities and Exchange Commission

October 21, 2021

In response to the Staff’s comment, the Company respectfully proposes to include in Item 3 the disclosure substantially in the form below in its future Form 20-F filings to describe how cash is transferred through its organization and to disclose the restrictions on its ability to distribute earnings from its businesses. The Company respectfully advises the Staff that in the following paragraph, it provided December 31, 2020 as the cutoff date for illustrative purposes. The Company further undertakes to provide the updated information by the time it files its annual report on Form 20-F for the fiscal year ended December 31, 2021 and onwards.

“Cash Flows through Our Organization

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, our VIE or the subsidiaries of our VIE is subject to internal approval. The cash inflows of the holding company were primarily generated from our initial public offering in February 2020. In 2020, the holding company transferred cash in the total amount of RMB85.9 million (US$13.2 million) to our PRC subsidiary and the subsidiaries of our VIE through our offshore intermediate holding entities in two methods: (i) Hong Kong Smart Choice Ventures Limited, our Hong Kong subsidiary, made capital contribution to Zhixuan International Management Consulting (Shenzhen) Co., Ltd., our WFOE, in the amount of RMB0.5 million (US$0.1 million); (ii) through cross-border guarantee, where our Hong Kong subsidiary provided guarantee to certain China-based commercial banks or their offshore branches by pledging offshore cash deposits, and the onshore branches of these banks granted loans in the total amount of RMB85.4 million (US$13.1 million) to the subsidiaries of our VIE, namely, Huize Insurance Brokerage Co., Ltd. and Shenzhen Huize Shidai Co., Ltd. For the years ended December 31, 2019 and 2020, no assets other than cash were transferred between the holding company and a subsidiary, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors. We intend to settle service fees under our contractual arrangements with our VIE when there is a business need and as our WFOE sees fit.

As a Cayman Islands holding company. we may receive dividends from our PRC subsidiary through Hong Kong Smart Choice Ventures Limited. the EIT Law of the PRC and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China.

Securities and Exchange Commission

October 21, 2021

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediate holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. Furthermore, effective from January 1, 2020, a Hong Kong entity is entitled to judge by itself that it meets the conditions for entitlement to such treaty benefits. It could obtain such entitlement by itself at the time of making tax returns, or at the time of making withholding declarations via withholding agents. At the same time, the Hong Kong entity shall collect, gather and retain relevant materials for future reference in accordance with applicable rules, and shall accept the follow-up administration of tax authorities. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Corporate Structure—We may rely principally on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOE to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Securities and Exchange Commission

October 21, 2021

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay dividends in the future:

Taxation Scenario(1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25%)
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5%)
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal Chinese taxable income.
(2)

Under the terms of the contractual arrangements among our WFOE, our VIE and its Shareholders, our WFOE may charge our VIE for services provided to the VIE. These fees shall be recognized as expenses of our VIE, with a corresponding amount as service income by our WFOE and eliminate in consolidation. For income tax purposes, our WFOE and VIE file income tax returns on a separate company basis. The fees paid are recognized as a tax deduction by our VIE and as income by our WFOE and are tax neutral.

(3)	For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate of 25% would be effective.
(4)

The EIT Law of the PRC imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises (“FIE”) to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax rate of 10% would be applied.

The table above has been prepared under the assumption that all profits of our VIE will be distributed as fees to our WFOE under tax neutral contractual arrangements. If in the future, the accumulated earnings of our VIE exceed the fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), our VIE could, as a matter of last resort, make a non-deductible transfer to our WFOE for the amounts of the stranded cash in our VIE. This would result in such transfer being non-deductible expenses for our VIE but still taxable income for our WFOE.

Under PRC laws and regulations, we are subject to restrictions on foreign exchange and cross-border cash transfers, including to U.S. investors. Our ability to distribute earnings to the holding company and U.S. investors is also limited. We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiary, which in turn relies on consulting and other fees paid to us by our VIE, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. When any of our PRC subsidiary incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Securities and Exchange Commission

October 21, 2021

Our PRC subsidiary, being a foreign-invested enterprise established in China, is required to make appropriations to certain statutory reserves, namely, a general reserve fund, an enterprise expansion fund, a staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. Our PRC subsidiary is required to allocate at least 10% of its after-tax profits after making up the previous year’s accumulated losses each year, if any, to a general reserve fund until such fund has reached 50% of its respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors of the PRC subsidiary.

Under PRC laws and regulations, our PRC subsidiary, our VIE and its subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our consolidated variable interest entity in which we have no legal ownership.

In addition, our PRC subsidiary, our VIE and its subsidiaries generate their revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely principally on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOE to pay dividends to us could have a material adverse effect on our ability to conduct our business,” and “—Government control of currency conversion and future fluctuation of Renminbi exchange rates could have a material adverse effect on our results of operations and financial condition, and may reduce the value of, and dividends payable on, our Shares in foreign currency terms.”

8.

We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please revise to provide in tabular form condensed consolidating schedule depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

Securities and Exchange Commission

October 21, 2021

In response to the Staff’s comment, the Company respectfully proposes to include in Item 3 the disclosure substantially in the form below in its future Form 20-F filings to disclose the condensed consolidating schedule depicting the financial position, cash flows and results of operations for the Cayman Islands parent company, its subsidiaries and the VIE. The Company respectfully advises the Staff that in the following paragraph, it provided December 31, 2020 as the cutoff date for illustrative purposes. The Company further undertakes to provide the updated information by the time it files its annual report on Form 20-F for the fiscal year ended December 31, 2021 and onwards.

Securities and Exchange Commission

October 21, 2021

	As at December 31, 2019						As at December 31, 2020
	Parent company	Subsidiaries of parent company	VIE and its subsidiaries	Elimination (Note1)		Consolidated	Parent company	Subsidiaries of parent company	VIE and its subsidiaries	Elimination (Note2)		Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000
Assets
Current assets
Cash and cash equivalent	62	896	87,183	—		88,141	187,217	5,422	211,979	—		404,618
Restricted cash	—	—	161,186	—		161,186	—	106,380	217,950	—		324,330
Contract Assets	—	—	—	—		—	216	—	—	—		216
Account receivables, net of allowance for impairment	—	—	180,393	—		180,393	—	—	232,589	—		232,589
Insurance premium receivables	—	—	2,329	—		2,329	—	—	1,974	—		1,974
Amount due from related parties	—	280	—	—		280	189	62	—	—		251
Prepaid expense and other receivables	8,480	908	47,362	(27,554	)(i)	29,196	131,895	712	66,323	(154,553	)(i)	44,377

Total current assets	8,542	2,084	478,453	(27,554)		461,525	319,517	112,576	730,815	(154,553)		1,008,355

Non-current assets
Property, Plant and Equipment, net	—	—	8,006	—		8,006	—	34	10,217	—		10,251
Intangible assets, net	—	—	1,652	—		1,652	—	—	2,030	—		2,030
Deferred tax assets	—	—	64	—		64	—	—	605	—		605
Long-term investments	152,845	—	23,395	(152,845	)(ii)	23,395	179,059	9,195	36,889	(179,059	)(ii)	46,084
Operating lease right-of-use assets	—	—	—	—		—	—	—	267,352	—		267,352
Goodwill	—	—	—	—		—	—	—	461	—		461
Other Assets	763	250	13,150	—		14,163	—	—	838	—		838

Total non-current assets	153,608	250	46,267	(152,845)		47,280	179,059	9,229	318,392	(179,059)		327,621

Total assets	162,150	2,334	524,720	(180,399)		508,805	498,576	121,805	1,049,207	(333,612)		1,335,976

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Short-term borrowings	—	—	36,880	—		36,880	—	—	31,540	—		31,540
Accounts payable	—	—	124,441	—		124,441	—	—	227,532	—		227,532
Insurance premium payables	—	—	125,587	—		125,587	—	—	187,219	—		187,219
Other payables and accrued expenses	16,176	3,911	37,678	(27,554	)(i)	30,211	14,836	131,449	39,421	(154,553	)(i)	31,153
Payroll and welfare payable	—	162	43,831	—		43,993	10,901	454	52,564	—		63,919
Income taxes payable	—	—	206	—		206	—	—	2,440	—		2,440
Operating lease liabilities	—	—	—	—		—	—	—	12,763	—		12,763
Amount due to related parties	—	465	—	—		465	—	—	—	—		—

Total current liabilities	16,176	4,538	368,623	(27,554)		361,783	25,737	131,903	553,479	(154,553)		556,566

Securities and Exchange Commission

October 21, 2021

	As at December 31, 2019						As at December 31, 2020
	Parent company	Subsidiaries of parent company	VIE and its subsidiaries	Elimination (Note1)		Consolidated	Parent company	Subsidiaries of parent company	VIE and its subsidiaries	Elimination (Note2)		Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000
												—
Non-current liabilities
Long-term borrowings.	—		—			—	—	—	53,860	—		53,860
Deferred tax liabilities	—		530			530	—	—	605	—		605
Operating lease liabilities	—		—			—	—	—	252,106	—		252,106
Payroll and welfare payable	—		—			—	4,156	—	—	—		4,156
Other non-current liabilities	—		518			518	—	—	—	—		—

Total non-current liabilities	—	—	1,048	—		1,048	4,156	—	306,571	—		310,727

Total liabilities	16,176	4,538	369,671	(27,554)		362,831	29,893	131,903	860,050	(154,553)		867,293

Commitments and contingencies
Mezzanine equity
Series A redeemable preferred shares	84,072	—	—	—		84,072	—	—	—	—		—
Series B redeemable preferred shares	261,272	—	—	—		261,272	—	—	—	—		—
Series B+ redeemable preferred shares	81,654	—	—	—		81,654	—	—	—	—		—
Series B++ redeemable preferred shares	27,629	—	—	—		27,629	—	—	—	—		—

Total mezzanine equity	454,627	—	—	—		454,627	—	—	—	—		—

Shareholders’ deficit
Common shares	33	—	44,766	(44,766	)(ii)	33	—	—	44,766	(44,766	)(ii)	—
Class A common shares	—	—	—	—		—	62	—	—	—		62
Class B common shares	—	—	—	—		—	10	—	—	—		10
Treasury stock	—	—	—	—		—	(2,063)	—	—	—		(2,063)
Additional paid-in capital	64,882	6,339	422,422	(428,761	)(ii)	64,882	884,920	6,008	462,857	(468,865	)(ii)	884,920
Accumulated other comprehensive loss	414	3	—	(3	)(ii)	414	(21,972)	454	—	(454	)(ii)	(21,972)
Accumulated (deficit)/equity	(373,982)	(8,546)	(312,139)	320,685	(ii)	(373,982)	(392,274)	(16,560)	(318,466)	335,026	(ii)	(392,274)

Total shareholders’ (deficit)/equity attributable to Huize Holding Limited shareholders	(308,653)	(2,204)	155,049	(152,845)		(308,653)	468,683	(10,098)	189,157	(179,059)		468,683
Non-controlling interests	—	—	—	—			—	—	—	—

Total shareholders’ deficit	(308,653)	(2,204)	155,049	(152,845)		(308,653)	468,683	(10,098)	189,157	(179,059)		468,683
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	162,150	2,334	524,720	(180,399)		508,805	498,576	121,805	1,049,207	(333,612)		1,335,976

Note 1:	(i) The elimination mainly represents the financing-related expenses that the VIE and its subsidiaries paid on behalf of the parent company.
(ii) The elimination represents offsetting entries for investment of the parent company against the equities of the subsidiaries of parent company and the VIE.
Note 2:	(i) The elimination mainly represents inter-company loans that the parent company grant to the subsidiaries of the parent company.
(ii) The elimination represents offsetting entries for investments of the parent company against the equities of the subsidiaries of the parent company and the VIE.

Securities and Exchange Commission

October 21, 2021

	For the Year Ended December 31, 2018					For the Year Ended December 31, 2019					For the Year Ended December 31, 2020
	Parent company RMB’000	Subsidiaries of parent company RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note1) RMB’000	Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent company RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note1) RMB’000	Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent company RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note1) RMB’000	Consolidated RMB’000
Operating revenue
Brokerage commission income	—	10,318	493,229	—	503,547	—	8,409	973,715	—	982,124	—	—	1,215,434	—	1,215,434
Other income	—	282	4,999	—	5,281	—	—	11,195	—	11,195	228	—	4,560	—	4,788

Total operating revenue	—	10,600	498,228	—	508,828	—	8,409	984,910	—	993,319	228	—	1,219,994	—	1,220,222

										—					—
Operating costs and expenses
Cost of revenue	—	(8,631)	(307,766)	—	(316,397)	—	(6,625)	(622,906)	—	(629,531)	—	—	(813,507)	—	(813,507)
Other cost	—	—	(1,905)	—	(1,905)	—	—	(1,837)	—	(1,837)	—	—	(2,846)	—	(2,846)

Total operating costs	—	(8,631)	(309,671)	—	(318,302)	—	(6,625)	(624,743)	—	(631,368)	—	—	(816,353)	—	(816,353)
															—
Selling expenses	—	(2,127)	(92,486)	—	(94,613)	—	(1,546)	(163,119)	—	(164,665)	—	—	(230,438)	—	(230,438)
General and administrative expenses	(50)	(155)	(45,972)	—	(46,177)	(521)	(7,971)	(153,324)	—	(161,816)	(4,611)	(8,674)	(136,922)	—	(150,207)
Research and development expenses	—	—	(24,944)	—	(24,944)	—	—	(33,831)	—	(33,831)	—	—	(49,135)	—	(49,135)

Total operating costs and expenses	(50)	(10,913)	(473,073)	—	(484,036)	(521)	(16,142)	(975,017)	—	(991,680)	(4,611)	(8,674)	(1,232,848)	—	(1,246,133)

Operating (loss)/income	(50)	(313)	25,155	—	24,792	(521)	(7,733)	9,893	—	1,639	(4,383)	(8,674)	(12,854)	—	(25,911)

Securities and Exchange Commission

October 21, 2021

	For the Year Ended December 31, 2018						For the Year Ended December 31, 2019						For the Year Ended December 31, 2020
	Parent company RMB’000	Subsidiaries of parent company RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note1) RMB’000		Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent company RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note1) RMB’000		Consolidated RMB’000	Parent company RMB’000	Subsidiaries of parent company RMB’000	VIE and its subsidiaries RMB’000	Elimination (Note1) RMB’000		Consolidated RMB’000
Other income/(expenses)
Interest (expenses)/income	(26,249)	—	(862)	—		(27,111)	—	7	(197)	—		(190)	11	645	(1,813)	—		(1,157)
Unrealized exchange (loss)/income	(325)	(29)	—	—		(354)	(97)	38	421	—		362	421	(9)	(421)	—		(9)
Investment income	—	—	—	—		—	—	718	—	—		718	—	—	137	—		137
Others, net		—	4,569			4,569	—	(14)	12,690	—		12,676	—	24	10,153	—		10,177

Profit before income tax, and share of (loss)/income of equity method investee	(26,624)	(342)	28,862	—		1,896	(618)	(6,984)	22,807	—		15,205	(3,951)	(8,014)	(4,798)	—		(16,763)

Income tax expense	—	(79)	(199)	—		(278)	—	(37)	(20)	—		(57)	—	—	(1,768)	—		(1,768)
Share of income/(loss) of equity method investee	—	—	1,310	—		1,310	—	—	(180)	—		(180)	—	—	239	—		239
Share of income/(loss) of subsidiaries and VIE	29,776	—	—	(29,776	)(i)	—	15,520	—	—	(15,520	)(i)	—	(14,341)	—	—	14,341	(i)	—

Net profit/(loss)	3,152	(421)	29,973	(29,776)		2,928	14,902	(7,021)	22,607	(15,520)		14,968	(18,292)	(8,014)	(6,327)	14,341		(18,292)

Net profit/(loss) attributable to non-controlling interests	—	(224)	—	—		(224)	—	66	—	—		66	—	—	—	—		—
Net profit/(loss) attributable to Huize Holding Limited	3,152	(197)	29,973	(29,776)		3,152	14,902	(7,087)	22,607	(15,520)		14,902	(18,292)	(8,014)	(6,327)	14,341		(18,292)

Redeemable preferred shares redemption value accretion	(29,118)	—	—	—		(29,118)	(32,854)	—	—	—		(32,854)	(4,274)	—	—	—		(4,274)
Allocation to redeemable preferred shares	(1,558)	—	—	—		(1,558)	(7,431)	—	—	—		(7,431)	1,074	—	—	—		1,074

Net (loss)/profit attributable to common shareholders	(27,524)	(197)	29,973	(29,776)		(27,524)	(25,383)	(7,087)	22,607	(15,520)		(25,383)	(21,492)	(8,014)	(6,327)	14,341		(21,492)

Net profit/(loss)	3,152	(421)	29,973	(29,776)		2,928	14,902	(7,021)	22,607	(15,520)		14,968	(18,292)	(8,014)	(6,327)	14,341		(18,292)
Foreign currency translation adjustment, net of tax	295	(2)	—	34	(ii)	327	119	105	—	(84	)(ii)	140	(22,386)	451	—	(451	)(ii)	(22,386)

Comprehensive income/(loss)	3,447	(423)	29,973	(29,742)		3,255	15,021	(6,916)	22,607	(15,604)		15,108	(40,678)	(7,563)	(6,327)	13,890		(40,678)

Comprehensive income/(loss) attributable to non-controlling interests	—	(192)	—	—		(192)	—	87	—	—		87	—	—	—	—		—
Comprehensive income/(loss) attributable to Huize Holding Limited	3,447	(231)	29,973	(29,742)		3,447	15,021	(7,003)	22,607	(15,604)		15,021	(40,678)	(7,563)	(6,327)	13,890		(40,678)

Note1:	(i) The elimination represents equity pick-up of net profits and losses in the subsidiaries of the parent company and the VIE and its subsidiaries.
(ii) The elimination represents equity pick-up of other comprehensive income in the subsidiaries of the parent company.

Securities and Exchange Commission

October 21, 2021

	For the Year Ended December 31, 2018					For the Year Ended December 31, 2019					For the Year Ended December 31, 2020
	Parent company	Subsidiaries of parent company	VIE and its subsidiaries	Elimination (Note1)	Consolidated	Parent company	Subsidiaries of parent company	VIE and its subsidiaries	Elimination (Note1)	Consolidated	Parent company	Subsidiaries of parent company	VIE and its subsidiaries	Elimination (Note1)		Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000
Net cash provided/(used in) by operating activities	—	(344)	67,197	—	66,853	—	(2,542)	120,566	—	118,024	(6,128)	(24,431)	168,225	—		137,666

Cash flows from investing activities:	—
Purchase of long-term investment	—	—	(2,500)	—	(2,500)	—	—	(2,000)	—	(2,000)	—	—	(22,450)	—		(22,450)
Purchase of property, equipment and intangible assets	—	(13)	(1,126)	—	(1,139)	—	—	(6,035)	—	(6,035)	—	(34)	(8,162)	—		(8,196)
Proceeds from disposal of property, equipment and intangible assets	—	—	85	—	85	—	—	60	—	60	—	—	—	—		—
Acquisition of subsidiary, net of cash paid	—	—	—	—	—	—	—	—	—	—	—	—	(569)	—		(569)
Disposal of subsidiary	—	—	—	—		—	1,037	—	—	1,037	—	—	—	—
Investments in subsidiaries and consolidated VIE	—	—	—	—		—	—	—	—	—	(245)	—	—	245	(i)	—
Payments of inter-company balances	—	—	—	—	—	—	—	—	—	—	(139,123)	—	—	139,123	(ii)	—
Others	—	—	—	—	—	—	—	11	—	11	—	—	137	—		137

Net cash provided by/(used in) investing activities	—	(13)	(3,541)	—	(3,554)	—	1,037	(7,964)	—	(6,927)	(139,368)	(34)	(31,044)	139,368		(31,078)

Cash flows from financing activities:
Proceeds from issuance of common share and redeemable preferred shares during Reorganization	—	—	—	—	—	62	—	(62)	—	—	—	—	—	—		—
Proceeds from borrowings	—	—	29,484	—	29,484	—	—	30,000	—	30,000	—	—	105,400	—		105,400
Repayments of borrowings	—	—	(13,912)	—	(13,912)	—	—	(35,285)	—	(35,285)	—	—	(61,266)	—		(61,266)
Proceeds from convertible bonds	—	—	33,000	—	33,000	—	—	—	—	—	—	—	—	—		—

Securities and Exchange Commission

October 21, 2021

	For the Year Ended December 31, 2018					For the Year Ended December 31, 2019					For the Year Ended December 31, 2020
	Parent company	Subsidiaries of parent company	VIE and its subsidiaries	Elimination (Note1)	Consolidated	Parent company	Subsidiaries of parent company	VIE and its subsidiaries	Elimination (Note1)	Consolidated	Parent company	Subsidiaries of parent company	VIE and its subsidiaries	Elimination (Note1)		Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000		RMB’000
Cash flows from financing activities (Continued):
Repayments of convertible bonds	—	—	—	—	—	—	—	(8,794)	—	(8,794)	—	—	—	—		—
Proceeds from IPO, net of issurance costs	—	—	—	—	—	—	—	—	—	—	340,479	—	—	—		340,479
Proceeds from inter-company balances	—	—	—	—	—	—	—	—	—	—	—	139,123	—	(139,123	)(ii)	—
Repurchase of Class A common shares	—	—	—	—	—	—	—	—	—	—	(2,063)	—	—	—		(2,063)
Proceeds from exercise of share option	—	—	—	—	—	—	—	—	—	—	503	—	245	(245	)(i)	503

Net cash provided by financing activities	—	—	48,572	—	48,572	62	—	(14,141)	—	(14,079)	338,919	139,123	44,379	(139,368)		383,053

Effect of exchange rate changes on cash and cash equivalents	—	120	—	—	120	—	38	—	—	38	(6,268)	(3,752)	—	—		(10,020)

Net increase in cash and cash equivalents and restricted cash	—	(237)	112,228	—	111,991	62	(1,467)	98,461	—	97,056	187,155	110,906	181,560	—		479,621
Total cash and cash equivalents and restricted cash at beginning of year	—	2,600	37,680	—	40,280	—	2,363	149,908	—	152,271	62	896	248,369	—		249,327

Total cash and cash equivalents and restricted cash at end of year	—	2,363	149,908	—	152,271	62	896	248,369	—	249,327	187,217	111,802	429,929	—		728,948

Note1:	(i) The elimination represents the cash flow from exercise of share option between the parent company and the VIE and its subsidiaries.
(ii) The elimination represents inter-company loans that the parent company grant to the subsidiaries of the parent company.

Securities and Exchange Commission

October 21, 2021

Item 3.D. Risk Factors, page 6

9.

Please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

In response to the Staff’s comment, the Company respectfully proposes, in its future Form 20-F filings, to insert the following disclosure to the risk factor under the heading of “If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to insurance brokerage and the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations”(if inserted to the 2020 Form 20-F, such disclosure would have been on page 26):

“If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiary, our VIE and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIE and, consequently, significantly affect the financial performance of our VIE and our company as a whole. In addition, shareholders of our VIE are PRC holding entities of certain pre-IPO shareholders of our company, including entities beneficially owned by Mr. Cunjun Ma, the chairman of our board of directors and our chief executive officer, who controls more than 50% of our total voting power. Therefore, the enforceability of the contractual agreements between us, our VIE and its shareholders depends on whether our shareholders or their PRC holding entities will fulfill these contractual agreements. Their interest in enforcing these contractual agreements may not align with the interests of our other shareholders. If our shareholders who hold equity interests in our VIE through their PRC holding entities were to reduce their interests in our company, their interest may further diverge from that of our company and other shareholders, which may potentially increase the risk that they would seek to act contrary to these contractual arrangements.”

10.

Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Securities and Exchange Commission

October 21, 2021

In response to the Staff’s comment, the Company respectfully propose to insert a risk factor under Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China in its future 20-F filings substantially in the form as follows:

“The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our VIE and our VIE’s subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On July 10, 2021, the CAC publicly issued the Measures for Cybersecurity Censorship (Revised Draft for Comments), or the “Draft Measures” to collect public comments. According to the Draft Measures, the scope of cybersecurity reviews is extended to data processing operators engaging in data processing activities that affect or may affect national security. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.”

11.

In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company respectfully proposes, in its future Form 20-F filings, to insert the following disclosure to the risk factor under the heading of “Our business generates and processes a large amount of data. Any failure to protect the confidential information of third parties or improper use or disclosure of such data may subject us to liabilities imposed by data privacy and protection laws and regulations, negatively impact our reputation, and deter our clients from using our online platform” (if inserted to the 2020 Form 20-F, such disclosure would have been on page 14):

Securities and Exchange Commission

October 21, 2021

“On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security. Furthermore, Measures for Cybersecurity Review, which became effective on June 1, 2020, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provided that critical information infrastructure operators who procure internet products and services that affect or may affect national security shall be subject to a cybersecurity review. On July 10, 2021, the Cyberspace Administration of China published the Measures for Cybersecurity Review (Revised Draft for Comments), which will replace the current Measures for Cybersecurity Review after it is adopted and becomes effective and further restates and expands the applicable scope of the cybersecurity review. Pursuant to the draft measures, critical information infrastructure operators that procure internet products and services, and data processing operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. The draft measures further stipulate that operators of “critical information infrastructure” or data processors holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. The draft measures were released for public comment only, and its provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. On August 17, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators.

Securities and Exchange Commission

October 21, 2021

As of the date of this annual report, no detailed rules or implementation has been issue by any Protection Departments and we have not been informed as a critical information infrastructure operator by any governmental authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the draft measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted version of the draft measures mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations.

With regard to the paragraphs proposed to be added to the risk factor, the Company further undertakes to include appropriate disclosure of regulatory updates and its compliance with relevant laws, regulations and regulatory requirements by the time it files its annual report on Form 20-F for the fiscal year ended December 31, 2021 and onwards.

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Securities and Exchange Commission

October 21, 2021

If you have any additional questions or comments regarding the 2020 20-F, please do not hesitate to contact the undersigned by phone at +86 21 6193 8210 or via e-mail at haiping.li@skadden.com.

Very truly yours,

/s/ Ronald Tam
Ronald Tam Co-Chief Financial Officer and Chief Strategy Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Vincent Yao, Partner, PricewaterhouseCoopers Zhong Tian LLP